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RECD S.E.C. FEB 15 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robotti & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. Robotti 212-986-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED MAR 11 2005 THOMSON FINANCIAL

529 Fifth Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C. 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E. Robotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robotti & Company, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel DePalma
Notary Public, State of New York
No. 01DE5024985
Qualified in Nassau County
Certificate Filed In New York County
Commission Expires March 21, 2006

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Robotti & Company, LLC

We have audited the accompanying statement of financial condition of Robotti & Company, LLC (the "Company") as of December 31, 2004, and the related statements of operations and changes in member's equity, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robotti & Company, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information either required by Rule 17a-5 under the Securities Exchange Act of 1934 or included for supplementary analysis purposes. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 18, 2005

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

ROBOTTI & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	116,445
Receivable from clearing broker-dealer		307,618
Securities owned, at fair market value		774,729
Prepaid expenses		13,262
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $144,281		84,499
Due from affiliates		275,735
Secured note receivable - Robotti & Company, Incorporated		100,000
TOTAL ASSETS	$	1,672,288

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	85,319
Accrued salaries and commissions		185,889
Income taxes payable		46,688
Securities sold, not yet purchased, at fair market value		6,664
Subordinated note payable		100,000
Total liabilities		424,560
Commitments (Note 4)		
Member's equity		1,247,728
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,672,288

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions	$ 3,468,733
Trading income	434,897
Interest and dividends	9,559
Fee income	173,578
Other income	13,384
Total revenue	4,100,151
Expenses:	
Officers' compensation	166,283
Salaries and benefits	901,904
Clearance charges	385,491
Commissions	1,341,966
Travel and entertainment	50,713
Exchange and quote	137,661
Rent	169,061
Communications	23,127
Insurance	116,628
Regulatory	36,267
Depreciation and amortization	44,492
Consulting services	23,550
Professional fees	22,387
Postage	9,927
Printing and reports	5,049
Dues and fees	17,872
Research and development	21,439
Telephone	31,062
Electricity	20,113
Office expense	77,567
Total expenses	3,602,559
Income before provision for income taxes	497,592
Provision for income taxes	46,720
Net income	450,872
Member's equity - beginning	796,856
MEMBER'S EQUITY - ENDING	$ 1,247,728

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated notes payable at January 1, 2004	$	100,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
SUBORDINATED NOTES PAYABLE AT DECEMBER 31, 2004	$	100,000

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income	$	450,872
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		44,492
Changes in operating assets and liabilities:		
Receivable from clearing broker-dealer		(2,144)
Securities owned, at fair market value		(242,454)
Prepaid expenses		5,894
Accounts payable and accrued expenses		31,048
Accrued salaries and commissions		26,607
Securities sold, not yet purchased, at fair market		(12,570)
Net cash provided by operating activities		301,745
Cash flows from investing activities:		
Acquisition of furniture and equipment		(76,308)
Advances to affiliates		(110,054)
Net cash used in investing activities		(186,362)
Net increase in cash		115,383
Cash - beginning		1,062
CASH - ENDING	$	116,445

Supplemental disclosures of cash flow information:

Cash paid during the period for:		
Interest	$	5,886
Income taxes paid by affiliate on behalf of the Company	$	46,720

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robotti & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Company was formed on July 1, 2003, as a single member limited liability company. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company, unless they are specifically guaranteed.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions.

The Company operates under the provisions of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the customer accounts and maintains and preserves all related books and records.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis.

Concentration of Credit Risk

Concentration of credit risk arises from balances that from time to time may exceed the Federal Deposit insurance limit of $100,000.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided on a straight-line and double-declining basis over the estimated useful lives of the assets, which range from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal and state income tax purposes, to the extent permitted by law. Therefore, the Company makes no provision for Federal income taxes. The Company files income tax returns on a consolidated basis with its Parent (an S corporation). The City of New York does not recognize S corporation status; therefore, provision has been made for the Company's share of the consolidated provision for the City of New York corporate tax.

NOTE 2. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2004, consist of the following:

		Estimated Useful Life
Furniture and fixtures	$ 211,639	5 years
Leasehold improvements	17,141	5 years
	228,780	
Less: accumulated depreciation	144,281	
Net furniture, equipment and leasehold improvements	$ 84,499	

Depreciation expense for the year ended December 31, 2004, amounted to $44,492.

NOTE 3. INVESTMENTS IN SECURITIES

At December 31, 2004, marketable securities owned and sold, not yet purchased consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Bonds	$ 1,643	$ -
Equities	773,086	6,664
	$ 774,729	$ 6,664

NOTE 4. LEASE COMMITMENTS

The Company leases office space under an agreement expiring on January 31, 2009. Future minimum annual rental commitments under the lease are as follows:

Year ending December 31:		
2005	$	201,037
2006		197,760
2007		203,693
2008		209,804
2009		17,484
	$	829,778

NOTE 5 RELATED-PARTY TRANSACTIONS

Insurance Services

Insurance brokerage services are provided by a company that is owned by a member of an officer's family. Total insurance premiums paid to that related party totaled $17,420 for the year ended December 31, 2004.

Due from Parent

The Company periodically advances funds to and occasionally pays expenses of the Parent. These advances to the Parent are in the form of non-interest bearing loans. The loans have no specified due date and will be repaid as cash flow permits. Additionally, in connection with the borrowing discussed in Note 6, the Parent loaned the Company $100,000 in the form of a secured demand loan. The loan is non-interest bearing and is collateralized by marketable securities of the Parent.

NOTE 6. SUBORDINATED NOTE PAYABLE

A note payable to a member of the Company has a 0% interest rate and is due on December 31, 2006. It is subordinated to the claims of the Company's general creditors. This subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Note 7). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the note may not be repaid.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company was in compliance with these requirements. At December 31, 2004, the Company had net capital of $818,037, which exceeds the Company's minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.39 to 1 as of December 31, 2004.

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 9. EMPLOYEE BENEFIT PLAN

The Company has adopted a savings incentive match plan for employees (simple plan). Under the plan's nonelective contribution option, the Company's contribution for the year ended December 31, 2004, totaled $33,669, representing 2% of qualified wages of all employees earning at least $5,000 up to a maximum of $200,000 during the year.

SUPPLEMENTARY INFORMATION

ROBOTTI & COMPANY, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net capital:		
Capital and allowable subordinated liabilities:		
Member's equity	$	1,247,728
Subordinated liabilities allowable in computation of net capital		100,000
Total capital and allowable subordinated liabilities		1,347,728
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net		84,499
Securities not readily marketable		9,495
Prepaid expenses		13,262
Due from affiliates		275,735
Total non-allowable assets		382,991
Net capital before haircuts on securities positions		964,737
Haircuts on securities positions:		
Debt securities		1,640
Other securities		145,060
Total haircuts on securities positions		146,700
Net capital	$	818,037
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	85,319
Accrued salaries and commissions		185,889
Income taxes payable		46,688
Total aggregate indebtedness	$	317,896
Computation of basic net capital requirement:		
Minimum net capital requirement of 6 - 2/3% of aggregate indebtedness	$	21,192
Minimum net capital required	$	100,000
Excess net capital	$	718,037
Excess net capital at 1000%	$	786,247
Ratio: Aggregate indebtedness to net capital		0.39 to 1
Reconciliation with Company's computation (included in Part II of Form x-17A-5 as of December 31, 2004):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	818,037
Net effect of audit adjustments		-
NET CAPITAL, AS ADJUSTED	$	818,037

See independent auditors' report.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Robotti & Company, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Robotti & Company, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate, either because of changes in conditions or because the effectiveness of their design and operation may deteriorate.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: ccc@citrincooperman.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than the specified parties.

[signature]
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 18, 2005